SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CNX GAS CORPORATION

(Name of Subject Company)

CNX GAS CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

12618H200 / 12618H309 / 12618H101

(CUSIP Number of Class of Securities)

P. Jerome Richey

Executive Vice President, Corporate Affairs, Chief Legal Officer & Secretary

CNX Gas Corporation

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317-6506

(724) 485-4000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With a copy to:

Jeremy London

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, NW

Washington, D.C. 20005

(202) 371-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on May 11, 2010 by CNX Gas Corporation, a Delaware corporation (as amended or supplemented from time to time, including as amended by Amendment No. 1 on May 14, 2010 and this Amendment No. 2, the “Statement”).

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

ITEM 8.	Additional Information

Item 8 is hereby amended and supplemented as follows:

(a) The following is added as a new paragraph at the end of the section entitled “Item 8—Additional Information—Litigation”:

On May 18, 2010, plaintiffs in the Delaware Actions filed a Verified Consolidated Class Action Complaint (the “Consolidated Complaint”). The Consolidated Complaint names as defendants CONSOL, the Company, and certain officers and directors of CONSOL and the Company, and generally alleges that CONSOL, as the controlling stockholder of the Company, and the other defendants have breached and/or have aided and abetted in the breach of fiduciary duties purportedly owed to the Company’s public stockholders. Also on May 18, 2010, those plaintiffs filed their opening brief in support of their motion for a preliminary injunction, along with supporting materials. Pursuant to the scheduling order entered by the Court, defendants’ opposing briefs on the motion are due on May 21, 2010, plaintiffs’ reply brief is due on May 22, 2010, and a hearing on the motion is set for May 24, 2010.

Item 9.	Exhibits

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(30)	Verified Consolidated Class Action Complaint on behalf of plaintiffs in In re CNX Gas Corporation Shareholders Litigation, Consolidated Civil Action No. 5377-VCL (incorporated by reference to Exhibit (a)(5)(xiii) to Amendment #2 to Tender Offer Statement on Schedule TO of CONSOL Energy Inc., filed on May 21, 2010)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CNX GAS CORPORATION

By:	/s/ P. JEROME RICHEY
Name:	P. Jerome Richey
Title:	Executive Vice President, Corporate Affairs, Chief
Legal Officer & Secretary

Dated: May 21, 2010

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